SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.  )(1)

                              SIENA HOLDINGS, INC.
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                                (Name of Issuer)

                     COMMON STOCK PAR VALUE $0.10 PER SHARE
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                         (Title of Class of Securities)

                                   826203101
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                                 (CUSIP Number)


                  W J DRYER, 5068 W. PLANO PARKWAY, SUITE 300,
                         PLANO, TX 75093, 972-381-4255
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  APRIL 6, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 826203101               SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      W. JOSEPH DRYER
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      INVESTMENT CASH
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
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                  7     SOLE VOTING POWER

                        84,500
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               84,500
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      84,500
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.41%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        COMMON STOCK - SIENA HOLDINGS, INC

Item 2. Identity and Background

        Officer - PRESIDENT

Item 3. Source and Amount of Funds or Other Consideration.

        PERSONAL CASH - $101,465

Item 4. Purpose of Transaction.

        LONG TERM INVESTMENT

Item 5. Interest in Securities of the Issuer.

        100%

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        N/A

Item 7. Material to be Filed as Exhibits.

        ATTACHMENT

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MAY 4, 2001
                                        --------------------------------------
                                                        (Date)

                                        --------------------------------------
                                                     (Signature)


                                        /s/ W. JOSEPH DRYER
                                        --------------------------------------
                                                    (Name/Title)

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

 ATTACHED SHEET

     DATE                                            SHARES               AMOUNT

  November-98                                        10,000             $  9,061
    April-99                                          7,000                8,085
     May-99                                           7,000                8,085
    June-99                                           5,000                6,088
    July-99                                           4,000                4,620
    March-00                                          1,000                1,405
    April-00                                          8,900               11,948
     May-00                                           1,000                1,342
    June-00                                          16,100               20,104
    July-00                                          11,300               13,133
  September-00                                          500                  624
   November-00                                        3,000                4,028
   December-00                                        2,500                3,371
   January-01                                         5,700                7,651
    April-01                                          1,500                1,920

                                                     ---------------------------
                                                     84,500             $101,465
                                                     ===========================